Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE MONTHS AND YEAR ENDED

MARCH 31, 2017

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of March 31,
	Notes	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	101,991	125,796	1,940
Intangible assets	5	15,841	15,922	246
Property, plant and equipment	4	64,952	69,794	1,076
Derivative assets	13,14	260	106	2
Investments	7	4,907	7,103	110
Trade receivables		1,362	3,998	62
Non-current tax assets		11,751	12,008	185
Deferred tax assets		4,286	3,098	48
Other non-current assets	10	15,828	16,793	259

Total non-current assets		221,178	254,618	3,928

Inventories	8	5,390	3,915	60
Trade receivables		99,614	94,846	1,463
Other current assets	10	32,894	30,751	474
Unbilled revenues		48,273	45,095	695
Investments	7	204,244	292,030	4,503
Current tax assets		7,812	9,804	151
Derivative assets	13,14	5,549	9,747	150
Cash and cash equivalents	9	99,049	52,710	813

Total current assets		502,825	538,898	8,309

TOTAL ASSETS		724,003	793,516	12,237

EQUITY
Share capital		4,941	4,861	75
Share premium		14,642	469	7
Retained earnings		425,118	490,930	7,570
Share based payment reserve		2,229	3,555	55
Other components of equity		18,242	20,489	316

Equity attributable to the equity holders of the Company		465,172	520,304	8,023
Non-controlling interest		2,212	2,391	37

Total equity		467,384	522,695	8,060

LIABILITIES
Long - term loans and borrowings	11	17,361	19,611	302
Deferred tax liabilities		5,108	6,614	102
Derivative liabilities	13,14	119	2	—
Non-current tax liabilities		8,231	9,547	147
Other non-current liabilities	12	7,225	5,500	85
Provisions	12	14	4	—

Total non-current liabilities		38,058	41,278	636

Loans, borrowings and bank overdrafts	11	107,860	122,801	1,894
Trade payables and accrued expenses		68,187	65,486	1,010
Unearned revenues		18,076	16,150	249
Current tax liabilities		7,015	8,101	125
Derivative liabilities	13,14	2,340	2,708	42
Other current liabilities	12	13,821	13,027	201
Provisions	12	1,262	1,270	20

Total current liabilities		218,561	229,543	3,541

TOTAL LIABILITIES		256,619	270,821	4,177

TOTAL EQUITY AND LIABILITIES		724,003	793,516	12,237

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman &	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	Managing Director		& Executive Director

Jamil Khatri	Jatin Pravinchandra Dalai	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 102527

Mumbai	Bangalore
April 25, 2017	April 25, 2017

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2016	2017	2017	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	136,324	139,875	2,157	512,440	550,402	8,487
Cost of revenues	18	(95,843)	(100,771)	(1,554)	(356,724)	(391,544)	(6,038)
Gross profit		40,481	39,104	603	155,716	158,858	2,449

Selling and marketing expenses	18	(8,983)	(11,836)	(183)	(34,097)	(40,817)	(629)
General and administrative expenses	18	(7,796)	(7,267)	(111)	(28,626)	(32,021)	(493)
Foreign exchange gains (losses), net		1,093	745	11	3,867	3,777	58
Other operating income	19	—	4,082	63	—	4,082	63

Results from operating activities		24,795	24,828	383	96,860	93,879	1,448

Finance expenses	20	(1,284)	(1,053)	(16)	(5,582)	(5,183)	(80)
Finance and other income	21	5,710	5,636	87	23,655	21,660	334
Profit before tax		29,221	29,411	454	114,933	110,356	1,702
Income tax expense	16	(6,648)	(6,742)	(104)	(25,366)	(25,213)	(389)

Profit for the period		22,573	22,669	350	89,567	85,143	1,313

Attributable to:
Equity holders of the Company		22,380	22,611	349	89,075	84,895	1,309
Non-controlling interest		193	58	1	492	248	4

Profit for the period		22,573	22,669	350	89,567	85,143	1,313

Earnings per equity share:	22
Attributable to equity share holders of the Company
Basic		9.11	9.35	0.14	36.26	34.96	0.54
Diluted		9.09	9.32	0.14	36.18	34.85	0.54

Weighted average number of equity shares used in computing earnings per equity share
Basic		2,457,344,850	2,417,784,033	2,417,784,033	2,456,559,400	2,428,540,505	2,428,540,505
Diluted		2,462,738,033	2,424,847,105	2,424,847,105	2,461,689,908	2,435,673,569	2,435,673,569

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman &	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	Managing Director		& Executive Director

Jamil Khatri	Jatin Pravinchandra Dalai	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 102527

Mumbai	Bangalore
April 25, 2017	April 25, 2017

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended March 31,			Year ended March 31,
	Notes	2016	2017	2017	2016	2017	2017
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)

Profit for the period		22,573	22,669	350	89,567	85,143	1,313

Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		(39)	79	1	(788)	169	3
Net change in fair value of financial instruments through OCI		(113)	(168)	(3)	17	(168)	(3)

		(152)	(89)	(2)	(771)	1	—

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	1,279	(3,916)	(60)	4,953	(3,078)	(47)
Net change in time value of option contracts designated as cash flow hedges	13,16	—	9	—	—	9	—
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	—	77	1	—	77	1
Net change in fair value of forward contracts designated as cash flow hedges	13,16	(9)	819	13	(1,640)	3,910	60
Net change in fair value of financial instruments through OCI	7,16	384	128	2	363	1,179	18

		1,654	(2,883)	(44)	3,676	2,097	32

Total other comprehensive income/(loss), net of taxes		1,502	(2,972)	(46)	2,905	2,098	32

Total comprehensive income for the period		24,075	19,697	304	92,472	87,241	1,345

Attributable to:
Equity holders of the Company		23,886	19,757	305	91,894	87,062	1,342
Non-controlling interest		189	(60)	(1)	578	179	3

		24,075	19,697	304	92,472	87,241	1,345

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 101248W/W- 100022	Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Jamil Khatri	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 102527

Mumbai	Bangalore
April 25, 2017	April 25, 2017

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings #	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled trust	attributable to the equity holders of the Company	Non-controlling interest	Total equity
As at April 1, 2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628
Adjustment on adoption of IFRS 9 (net of tax)	—	—	—	(770)	—	—	—	(31)	—	(801)	(12)	(813)

Restated balances as at April 1, 2015	2,469,043,038	4,937	14,031	371,478	1,312	11,249	3,550	624	—	407,181	1,634	408,815

Total comprehensive income for the period	—	—	—	89,075	—	—	—	—	—	89,075	492	89,567
Restated other comprehensive income	—	—	—	—	—	4,867	(1,640)	(408)	—	2,819	86	2,905

Total comprehensive income for the period	—	—	—	89,075	—	4,867	(1,640)	(408)	—	91,894	578	92,472

Transaction with owners of the company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,670,252	4	611	—	(611)	—	—	—	—	4	—	4
Dividends	—	—	—	(35,494)	—	—	—	—	—	(35,494)	—	(35,494)
Compensation cost related to employee share based payment transactions	—	—	—	59	1,528	—	—	—	—	1,587	—	1,587

	1,670,252	4	611	(35,435)	917	—	—	—	—	(33,903)	—	(33,903)

As at March 31, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	—	465,172	2,212	467,384

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		75	221	6,417	34	243	29	3	—	7,022	33	7,056

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company	Non-controlling interest	Total equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2016	2,470,713,290	4,941	14,642	425,735	2,229	16,116	1,910	505	466,078	2,224	468,302
Adjustment on adoption of IFRS 9 (net of tax)	—	—	—	(617)	—	—	—	(289)	(906)	(12)	(918)

Adjusted balances as at April 1, 2016	2,470,713,290	4,941	14,642	425,118	2,229	16,116	1,910	216	465,172	2,212	467,384

Total comprehensive income for the period
Profit for the period	—	—	—	84,895	—	—	—	—	84,895	248	85,143
Other comprehensive income				—	—	(3,009)	3,996	1,180	2,167	(69)	2,098

Total comprehensive income for the period	—	—	—	84,895	—	(3,009)	3,996	1,180	87,062	179	87,241

Transaction with owners of the Company, recognized directly in equity

Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	187,275	^	81	—	(81)	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options*	—	—	—	384	(384)	—	—	—	—	—	—
Buyback of equity shares #	(40,000,000)	(80)	(14,254)	(10,746)	—	—	—	80	(25,000)	—	(25,000)
Dividends	—	—	—	(8,734)	—	—	—	—	(8,734)	—	(8,734)

Compensation cost related to employee share based payment transactions	—	—	—	13	1,791	—	—	—	1,804	—	1,804

	(39,812,725)	(80)	(14,173)	(19,083)	1,326	—	—	80	(31,930)	—	(31,930)

As at March 31, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Convenience translation into US $ in million (Unaudited) Refer note 2(h)		75	7	7,570	55	202	91	23	8,023	37	8,060

*	Includes 14,829,824 and 13,728,607 treasury shares as of March 31, 2016 and March 31, 2017, respectively. During the period 1,101,217 shares have been issued by the controlled trust on exercise of options.
#	Refer note 28
^	Value is less than 1

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	& Managing Director		& Executive Director

Jamil Khatri	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner Membership No. 102527	Chief Financial Officer	Company Secretary

Mumbai	Bangalore
April 25, 2017	April 25, 2017

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31,
	2016	2017	2017
			Translation into US$ in millions (Unaudited) Refer note
Cash flows from operating activities:
Profit for the period	89,567	85,143	1,313
Adjustments:
(Gain) / loss on sale of property, plant and equipment and intangible assets, net	(55)	117	2
Depreciation and amortization	14,965	23,107	356
Exchange loss, net	2,664	3,945	61
Gain on sale of investments, net	(2,646)	(3,486)	(54)
Share based compensation expense	1,534	1,742	27
Income tax expense	25,366	25,213	389
Dividend and interest (income)/expenses, net	(19,599)	(16,259)	(251)
Gain from sale of EcoEnergy division	—	(4,082)	(63)
Other non cash items	—	(1,732)	(27)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(5,317)	3,346	52
Unbilled revenue	(5,329)	3,813	59
Inventories	(541)	1,475	23
Other assets	(766)	4,054	63
Trade payables, accrued expenses, other liabilities and provisions	4,683	(5,202)	(80)
Unearned revenue	1,282	(2,945)	(45)

Cash generated from operating activities before taxes	105,808	118,249	1,825

Income taxes paid, net	(26,935)	(25,476)	(393)

Net cash generated from operating activities	78,873	92,773	1,432

Cash flows from investing activities:
Purchase of property, plant and equipment	(13,951)	(20,853)	(322)
Proceeds from sale of property, plant and equipment	779	1,207	19
Proceeds from sale of EcoEnergy division	—	4,372	67
Purchase of investments	(934,958)	(813,439)	(12,544)
Proceeds from sale of investments	830,647	729,755	11,254
Impact of investment hedging activities, net	266	(226)	(3.00)
Payment for business acquisitions, net of cash acquired	(39,373)	(33,608)	(518)
Interest received	18,368	17,069	263
Dividend received	66	311	5

Cash used in investing activities before taxes	(138,156)	(115,412)	(1,779)

Income taxes paid on sale of EcoEnergy division	—	(871)	(13)

Net cash used in investing activities	(138,156)	(116,283)	(1,792)

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	4	^	^
Repayment of loans and borrowings	(137,298)	(112,803)	(1,740)
Proceeds from loans and borrowings	172,549	125,922	1,942
Payment for contigent consideration in respect of business combination	—	(138)	(2)
Payment for buy back of shares	—	(25,000)	(386)
Interest paid on loans and borrowings	(1,348)	(1,999)	(31)
Payment of cash dividend (including dividend tax thereon)	(35,494)	(8,734)	(135)

Net cash used in financing activities	(1,587)	(22,752)	(352)

Net (decrease) in cash and cash equivalents during the period	(60,870)	(46,262)	(712)
Effect of exchange rate changes on cash and cash equivalents	549	(1,412)	(22)
Cash and cash equivalents at the beginning of the period	158,713	98,392	1,517

Cash and cash equivalents at the end of the period (Note 9)	98,392	50,718	783

Total taxes paid amounted to ₹ 26,935 and ₹ 26,347 for the year ended March 31, 2016 and 2017 respectively.
^ Value is less than 1

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W/W- 100022	& Managing Director		& Executive Director

Jamil Khatri	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 102527

Mumbai	Bangalore
April 25, 2017	April 25, 2017

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on April 25, 2017.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2016. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these condensed consolidated interim financial statements.

All amounts included in the condensed consolidated interim financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognised at the present value of the defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iv)	Convenience translation (unaudited)

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated interim financial statements as of and for the year ended March 31, 2017, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = ₹ 64.85 (March 31, 2016: $ 1 = ₹ 66.25), as published by the Federal Reserve Board of Governors on March 31, 2017. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combinations: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Expected credit losses on financial assets: On application of IFRS 9, the impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s past history, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)	Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

h)	Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

3.	Significant accounting policies

Please refer to the Company’s Annual Report for the year ended March 31, 2016 for a discussion of the Company’s other critical accounting policies.

The Company has early adopted IFRS 9 effective April 1, 2016, with retrospective application. Accordingly, the policy for financial instruments as presented in the Company’s Annual Report is amended as under:

Financial instruments:

a)	Non-derivative financial instruments:

Non derivative financial instruments consist of:

•	financial assets, which include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets;

•	financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payables, eligible current and non-current liabilities.

Non derivative financial instruments are recognized initially at fair value. Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset.

Subsequent to initial recognition, non-derivative financial instruments are measured as described below:

A. Cash and cash equivalents

The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal.

For the purposes of the cash flow statement, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under borrowings within current liabilities.

B. Investments

Financial instruments measured at amortised cost:

Debt instruments that meet the following criteria are measured at amortized cost (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition):

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Financial instruments measured at fair value through other comprehensive income (FVTOCI):

Debt instruments that meet the following criteria are measured at fair value through other comprehensive income (FVTOCI) (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition):

•	the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling the financial asset; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Interest income is recognized in the statement of income for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognized in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to the condensed consolidated interim statement of income.

Financial instruments measured at fair value through profit or loss (FVTPL):

Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in statement of income. The gain or loss on disposal is recognized in the condensed consolidated interim statement of income.

Interest income is recognized in statement of income for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognized when the Group’s right to receive dividend is established.

Investments in equity instruments designated to be classified as FVTOCI:

The Company carries certain equity instruments which are not held for trading. The Company has elected the FVTOCI irrevocable option for these instruments. Movements in fair value of these investments are recognized in other comprehensive income and the gain or loss is not transferred to statement of income on disposal of these investments. Dividends from these investments are recognized in the condensed consolidated interim statement of income when the Company’s right to receive dividends is established.

C. Other financial assets:

Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled revenues, cash and cash equivalents and other assets.

D. Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short term maturity of these instruments.

b)	Derivative financial instruments

The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.

The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank.

Derivatives are recognized and measured at fair value. Attributable transaction costs are recognized in statement of income as cost.

Subsequent to initial recognition, derivative financial instruments are measured as described below:

A. Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the statement of income.

B. Hedges of net investment in foreign operations

The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company has also designated a foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/losses on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the statement of income and reported within foreign exchange gains/(losses), net within results from operating activities.

C. Others

Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the statement of income and reported within foreign exchange gains, net within results from operating activities.

Changes in fair value and gains/(losses) on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expense.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2016, except for IFRS 9 as described below:

IFRS 9 – Financial instruments

The Company has elected to early adopt IFRS 9, Financial Instruments effective April 1, 2016 with retrospective application.

IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks.

Application of the new measurement and presentation requirements of IFRS 9 did not have a significant impact on equity. The Company continues to measure at fair value all financial assets earlier measured at fair value. All existing hedge relationships that were earlier designated as effective hedging relationships continue to qualify for hedge accounting under IFRS 9. As IFRS 9 does not change the general principles of how an entity accounts for effective hedges, there is no significant impact as a result of applying IFRS 9. The effect of change in measurement of financial instruments on the Company’s financial position has been applied retrospectively. The retrospective application did not have a significant impact on the financial position as at March 31, 2015 and 2016.

The total impact on the Company’s retained earnings and other reserves due to classification and measurement of financial instruments is as follows:

	Retained Earnings		Other Reserves
Reported opening balance as at April 1, 2015	₹	372,248	₹	655

Impact on adoption of IFRS 9
Reclassification of investments from available for sale investments (AFS) to FVTPL (refer note a)		55		(55)
Expected credit losses on financial assets (refer note d)		(1,243)		—
Deferred tax impact on the above		406		24

Total impact on adoption of IFRS 9		(782)		(31)

Adjusted balance as at April 1, 2015	₹	371,466	₹	624

Reported balance as at March 31, 2016		425,735		505
Impact of adoption of IFRS 9 for the year ended March 31, 2016
Reclassification of investments from AFS to FVTPL (refer note a)		375		(375)
Expected credit losses on financial assets (refer note d)		(161)		—
Deferred tax impact on the above		(61)		117

Adjustment on adoption of IFRS 9 for the year ended March 31, 2016		153		(258)

Cumulative impact on adoption of IFRS 9 as at March 31, 2016		(629)		(289)

Adjusted balance as at March 31, 2016	₹	425,106	₹	216

(a)	Reclassification of investments from AFS to FVTPL

Certain investments in liquid and short-term mutual funds and equity linked debentures were reclassified from available for sale to financial assets measured at FVTPL. Related fair value gain of ₹ 55 were transferred from other comprehensive income to retained earnings on April 1, 2015. During the year ended March 31, 2016, fair value gains related to these investments amounting to ₹ 258 was recognized in statement of income, net of related deferred tax expense of ₹ 117. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(b)	Reclassification of investments from AFS to FVTOCI

The Company on initial application of IFRS 9 has made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of equity investments not held for trading. Such investments and investment in certificate of deposits were reclassified from available for sale to financial assets measured at FVTOCI. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(c)	Reclassification of loans and deposits to financial instruments at amortised cost

Certain inter corporate and term deposits along with related interest accruals were reclassified from loans and receivables reported as part of other assets to financial assets measured at amortised cost. This reclassification did not have any impact on the carrying value of the said assets as at April 1, 2015.

(d)	Impairment of financial assets

The Company has applied the simplified approach to providing for expected credit losses on trade receivables as described by IFRS 9, which requires the use of lifetime expected credit loss provision for all trade receivables. These provisions are based on assessment of risk of default and expected timing of collection. A cumulative impairment provision of ₹ 918 (net of deferred tax) has been recorded as an adjustment to retained earnings as at April 1, 2015.

The Company assesses on a forward looking basis the expected credit losses associated with its assets carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2016, and have not been applied in preparing these condensed consolidated interim financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. In September 2015, the IASB issued an amendment to IFRS 15 deferring the adoption of the standard to periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s Consolidated Financial Statements.

IFRS 16 - Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Accounting for transactions where the Company is a lessee is expected to be impacted on application of this standard. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is currently assessing the impact of adopting IFRS 16 on the Company’s Consolidated Financial Statements.

4.	Property, plant and equipment

	Land		Buildings		Plant and machinery*		Furniture fixtures and equipment		Vehicles		Total

Gross carrying value:
As at April 1, 2015	₹	3,685	₹	24,515	₹	79,594	₹	12,698	₹	830	₹	121,322
Translation adjustment		10		209		1,720		79		(1)		2,017
Additions		—		1,799		15,424		1,791		62		19,076
Additions through business combination		—		105		4,462		162		34		4,763
Disposals / adjustments		—		(539)		(1,620)		(615)		(336)		(3,110)

As at March 31, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068

Accumulated depreciation/impairment:
As at April 1, 2015	₹	—	₹	4,513	₹	56,629	₹	10,636	₹	809	₹	72,587
Translation adjustment		—		73		1,113		80		—		1,266
Depreciation		—		861		11,381		1,094		19		13,355
Disposals / adjustments		—		(103)		(962)		(492)		(324)		(1,881)

As at March 31, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327

Capital work-in-progress											₹	6,211

Net carrying value including Capital work-in-progress as at March 31, 2016											₹	64,952

Gross carrying value:
As at April 1, 2016	₹	3,695	₹	26,089	₹	99,580	₹	14,115	₹	589	₹	144,068
Translation adjustment		(15)		(69)		(1,377)		(133)		3		(1,591)
Additions		—		1,133		16,572		2,242		23		19,970
Additions through business combination		134		446		835		77		—		1,492
Disposals / adjustments		—		(18)		(6,643)		(553)		(183)		(7,397)

As at March 31, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542

Accumulated depreciation/impairment:
As at April 1, 2016	₹	—	₹	5,344	₹	68,161	₹	11,318	₹	504	₹	85,327
Translation adjustment		—		(39)		(816)		(75)		2		(928)
Depreciation		—		1,059		14,910		1,117		28		17,114
Disposals / adjustments		—		(3)		(5,250)		(392)		(169)		(5,814)

As at March 31, 2017	₹	—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699

Capital work-in-progress											₹	8,951

Net carrying value including Capital work-in-progress as at March 31, 2017											₹	69,794

*	Including computer equipment and software.

5.	Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2016		Year ended March 31, 2017

Balance at the beginning of the period	₹	68,078	₹	101,991
Translation adjustment		3,421		(4,319)
Acquisition through business combination, net/adjustments		30,492		28,124

Balance at the end of the period	₹	101,991	₹	125,796

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2015	₹	10,617	₹	905	₹	11,522
Translation adjustment		292		120		412
Disposal/ adjustment		—		189		189
Acquisition through business combination		7,451		1,373		8,824

As at March 31, 2016	₹	18,360	₹	2,587	₹	20,947

Accumulated amortization and impairment:
As at April 1, 2015	₹	2,936	₹	655	₹	3,591
Translation adjustment		—		70		70
Amortization and impairment		1,228		217		1,445

As at March 31, 2016	₹	4,164	₹	942	₹	5,106

Net carrying value as at March 31, 2016	₹	14,196	₹	1,645	₹	15,841

Gross carrying value:
As at April 1, 2016	₹	18,360	₹	2,587	₹	20,947
Acquisition through business combination, net/adjustments		2,714		4,006		6,720
Translation adjustment		(546)		(314)		(860)

As at March 31, 2017	₹	20,528	₹	6,279	₹	26,807

Accumulated amortization and impairment:
As at April 1, 2016	₹	4,164	₹	942	₹	5,106
Translation adjustment		(7)		(68)		(75)
Amortization and impairment		5,107		747		5,854

As at March 31, 2017	₹	9,264	₹	1,621	₹	10,885

Net carrying value as at March 31, 2017	₹	11,264	₹	5,658	₹	15,922

Amortization and impairment expense on intangible assets is included in selling and marketing expenses in the condensed consolidated interim statement of income.

6.	Business combination

Designit AS

On August 6, 2015, the Company obtained control of Designit AS (“Designit”) by acquiring 100% of its share capital. Designit is a Denmark based global strategic design firm specializing in designing transformative product-service experiences. The acquisition strengthens the Company’s digital offerings, combining engineering and transformative technology with human centered-design methods.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 6,501 (EUR 93 million) which includes a deferred earn-out component of ₹ 2,108 (EUR 30 million), which is linked to achievement of revenues and earnings over a period of 3 years ending June 30, 2018. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 13% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 1,287 million and recorded as part of purchase price allocation.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	586	₹	—	₹	586
Customer related intangibles		—		597		597
Brand		—		638		638
Non-compete agreement		—		103		103
Deferred tax liabilities on intangible assets		—		(290)		(290)

Total	₹	586	₹	1,048		1,634

Goodwill						4,046

Total purchase price					₹	5,680

Net assets acquired include ₹ 359 of cash and cash equivalents and trade receivables valued at ₹ 392.

The goodwill of ₹ 4,046 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the year ended March 31, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

During the quarter ended December 31, 2016, an amount of ₹ 83 million was paid to the sellers representing earn-out payments for the first earn-out period.

Additionally, during the quarter ended December 31, 2016, as a result of changes in estimates of revenue and earnings over the remaining earn-out period, the fair value of earn-out liability was revalued at ₹ 293 million. The revision of estimates has also resulted in reduction in the carrying value of intangibles recognised on acquisition. Accordingly, a net gain of ₹ 1,032 million has been recorded in the condensed consolidated interim statement of income.

Cellent AG

On January 5, 2016, the Company obtained control of Cellent AG (“Cellent”) by acquiring 100% of its share capital. Cellent is an IT consulting and software services company offering IT solutions and services to customers in Germany, Switzerland and Austria. This acquisition provides Wipro with scale and customer relationships, in the Manufacturing and Automotive domains in Germany, Switzerland and Austria region.

The acquisition was executed through a share purchase agreement for a consideration of ₹ 5,686 (EUR 78.8 million), net of ₹ 114 received during the quarter ended September 30, 2016 on conclusion of working capital adjustments which has resulted in reduction of goodwill.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	846	₹	—	₹	846
Customer related intangibles		—		1,001		1,001
Brand		—		317		317
Deferred tax liabilities on intangible assets		—		(391)		(391)

Total	₹	846	₹	927		1,773

Goodwill						3,913

Total purchase price					₹	5,686

Net assets acquired include ₹ 367 of cash and cash equivalents and trade receivables valued at ₹ 1,437.

The goodwill of ₹ 3,913 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the quarter ended September 30, 2016, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

Healthplan Services

On February 29, 2016, the Company obtained full control of HPH Holdings Corp. (“Healthplan Services”). HealthPlan Services offers market-leading technology platforms and a fully integrated Business Process as a Service (BPaaS) solution to Health Insurance companies (Payers) in the individual, group and ancillary markets. HealthPlan Services provides U.S. Payers with a diversified portfolio of health insurance products delivered through its proprietary technology platform.

The acquisition was consummated for a consideration of ₹ 30,850 (USD 450.9 million), net of ₹ 219 concluded as working capital adjustment during the quarter ended March 31, 2017. The consideration includes a deferred earn-out component of ₹ 1,115 (USD 16.3 million), which is linked to achievement of revenues and earnings over a period of 3 years ending March 31, 2019. The fair value of the earn-out liability was estimated by applying the discounted cash flow approach considering discount rate of 14.1% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 536 million (USD 7.8 million) and recorded as part of preliminary purchase price allocation.

During the quarter ended March 31, 2017, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	36	₹	1,604	₹	1,640
Technology platform		1,087		1,888		2,975
Customer related intangibles		—		5,791		5,791
Non-compete agreement		—		315		315
Deferred tax liabilities on intangible assets		—		(3,039)		(3,039)

Total	₹	1,123	₹	6,559		7,682

Goodwill						22,590

Total purchase price					₹	30,272

Net assets acquired include ₹ 47 of cash and cash equivalents and trade receivables valued at ₹ 2,472.

The goodwill of ₹ 22,590 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

During the quarter ended March 31, 2017, uncertainties around regulatory changes relating to the Affordable Care Act have led to a significant decline in the revenue and earnings estimates, resulting in revision of fair value of earn-out liability to ₹ 65 million. Further, this has resulted in reduction in the carrying value of certain intangible assets recognised on acquisition and accordingly an impairment charge has been recorded. Consequently, a net loss of ₹ 1,351 million has been recorded in the condensed consolidated interim statement of income.

Appirio Inc.

On November 23, 2016, the Company obtained full control of Appirio Inc (“Appirio”). Appirio is a global services company that helps customers create next-generation employee and customer experiences using latest cloud technology services. This acquisition will strengthen Wipro’s cloud application service offerings. The acquisition was consummated for a consideration of ₹ 32,414 (USD 475.7 million).

The following table presents the provisional allocation of purchase price:

Description	Pre-acquisition carrying amount		Fair value adjustments		Purchase price allocated

Net assets	₹	526		(29)	₹	497
Technology platform		436		(89)		347
Customer related intangibles		—		2,323		2,323
Brand		180		2,968		3,148
Alliance relationship		—		858		858
Deferred tax liabilities on intangible assets		—		(2,791)		(2,791)

Total	₹	1,142	₹	3,240		4,382

Goodwill						28,032

Total purchase price					₹	32,414

Net assets acquired include ₹ 85 of cash and cash equivalents and trade receivables valued at ₹ 2,363.

The goodwill of ₹ 28,032 comprises value of acquired workforce and expected synergies arising from the acquisition. Goodwill is not deductible for income tax purposes.

The purchase consideration has been allocated on a provisional basis based on management’s estimates. The Company is in the process of making a final determination of the fair value of assets and liabilities. Finalization of the purchase price allocation may result in certain adjustments to the above allocation.

The pro-forma effects of this acquisition on the Company’s results were not material.

7.	Investments

Financial instruments consist of the following:

	As at
	March 31, 2016		March 31, 2017
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds (1)	₹	10,578	₹	104,675
Others		816		569
Financial instruments at FVTOCI
Equity instruments		4,907		5,303
Commercial paper, Certificate of deposits and bonds		121,676		145,614
Financial instruments at amortised cost
Inter corporate and term deposits (2) (3)		71,174		42,972

	₹	209,151	₹	299,133

Current		204,244		292,030
Non-current		4,907		7,103

(1)	Investments in liquid and short-term mutual funds include investments amounting to ₹ 117 (March 31, 2016: ₹ 109) pledged as margin money deposits for entering into currency future contracts.
(2)	These deposits earn a fixed rate of interest.
(3)	Term deposits include deposits in lien with banks amounting to ₹ 308 (March 31, 2016: ₹ 300).

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2016		March 31, 2017
Stores and spare parts	₹	871	₹	808
Raw materials and components		2		1
Traded goods		4,517		3,106

	₹	5,390	₹	3,915

9.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2016 and March 31, 2017 consists of cash and balances on deposit with banks. Cash and cash equivalents consists of the following:

	As at
	March 31, 2016		March 31, 2017
Cash and bank balances	₹	63,518	₹	27,808
Demand deposits with banks (1) (2)		35,531		24,902

	₹	99,049	₹	52,710

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.
(2)	Demand deposits with banks include deposits in lien with banks amounting to ₹ Nil (March 31, 2016: ₹ 3).

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	March 31, 2016		March 31, 2017
Cash and cash equivalents	₹	99,049	₹	52,710
Bank overdrafts		(657)		(1,992)

	₹	98,392	₹	50,718

10.	Other assets

	As at
	March 31, 2016		March 31, 2017
Current
Prepaid expenses and deposits	₹	14,518		13,486
Due from officers and employees		3,780		2,349
Finance lease receivables		2,034		1,854
Advance to suppliers		1,507		1,448
Deferred contract costs		3,720		4,270
Interest receivable		2,488		2,177
Balance with excise, customs and other authorities		1,814		2,153
Others		3,033		3,014

	₹	32,894	₹	30,751

Non-current
Prepaid expenses including rentals for leasehold land and deposits	₹	8,534	₹	10,516
Finance lease receivables		2,964		2,674
Deferred contract costs		3,807		3,175
Others		523		428

	₹	15,828	₹	16,793

Total	₹	48,722	₹	47,544

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2016		March 31, 2017
Borrowings from banks	₹	105,661	₹	122,903
External commercial borrowings		9,938		9,728
Obligations under finance leases		8,963		8,280
Term loans		659		1,501

Total loans and borrowings	₹	125,221	₹	142,412

12.	Other liabilities and provisions

	As at
	March 31, 2016		March 31, 2017
Other liabilities:
Current:
Statutory and other liabilities	₹	3,871	₹	3,353
Employee benefit obligations		5,494		5,912
Advance from customers		2,283		2,394
Others		2,173		1,368

	₹	13,821	₹	13,027

Non-current:
Employee benefit obligations	₹	4,618	₹	4,235
Others		2,607		1,265

	₹	7,225	₹	5,500

Total	₹	21,046	₹	18,527

	As at
	March 31, 2016		March 31, 2017
Provisions:
Current:
Provision for warranty	₹	388	₹	436
Others		874		834

	₹	1,262	₹	1,270

Non-current:
Provision for warranty	₹	14	₹	4

Total	₹	1,276	₹	1,274

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2016		March 31, 2017
Designated derivative instruments
Sell: Forward contracts		$897		$886
		£248		£280
		€271		€228
	AUD	139	AUD	129
	SAR	19	SAR	—
	AED	7	AED	—

Range Forward Option contracts		$25		$130
		€7		€—

	As at
	March 31, 2016		March 31, 2017
Interest rate swaps		$150		$—

Non designated derivative instruments
Sell: Forward contracts		$1,280		$889
		£55		£82
		€87		€83
	AUD	35	AUD	51
		¥490		¥—
	SGD	3	SGD	3
	ZAR	110	ZAR	262
	CAD	11	CAD	41
	CHF	10	CHF	—
	SAR	58	SAR	49
	AED	7	AED	69
	PLN	—	PLN	31

Range Forward Option contracts		$18		$—

Buy: Forward contracts		$822		$750

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31,
	2016		2017

Balance as at the beginning of the period	₹	4,268	₹	2,367
Deferred cancellation gain/(loss), net		(3)		74
Changes in fair value of effective portion of derivatives		1,079		12,391
Net (gain)/loss reclassified to statement of income on occurrence of hedged transactions		(2,977)		(7,507)

Gain/(loss) on cash flow hedging derivatives, net	₹	(1,901)	₹	4,958

Balance as at the end of the period	₹	2,367	₹	7,325

Deferred tax asset/(liability) thereon	₹	(457)	₹	(1,419)

Balance as at the end of the period, net of deferred tax.	₹	1,910	₹	5,906

As at March 31, 2016 and 2017, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities. The fair value of financial assets and liabilities approximate their carrying amount largely due to the short-term nature of such assets and liabilities.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using the net asset values at the reporting date multiplied by the quantity held.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2016								As at March 31, 2017
	Fair value measurements at reporting date using								Fair value measurements at reporting date using
Particulars	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3

Assets
Derivative instruments:
Cash flow hedges	₹	3,072	₹	—	₹	3,072	₹	—	₹	7,307	₹	—	₹	7,307	₹	—
Others		2,737		—		2,179		558		2,546		—		2,120		426

Investments:
Investment in liquid and short- term mutual funds		10,578		10,578		—		—		104,675		104,675		—		—
Other investments		816		—		816		—		569		—		569		—
Investment in equity instruments		4,907		—		—		4,907		5,303		—		—		5,303
Commercial paper,
Certificate of deposits and bonds		121,676		1,094		120,582		—		145,614		—		145,614		—

Liabilities
Derivative instruments:
Cash flow hedges		(706)		—		(706)		—		(55)		—		(55)		—
Others		(1,753)		—		(1,753)		—		(2,655)		—		(2,655)		—
Contingent consideration		(2,251)		—		—		(2,251)		(339)		—		—		(339)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2017, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at the reporting date.

Details of assets and liabilities considered under Level 3 classification:

	Investments in equity instruments		Derivative Assets – Others		Liabilities – Contingent consideration
Opening balance as on April 1, 2015	₹	3,867	₹	524	₹	(110)
Additions/adjustments		1,016		—		(1,908)
Gain/loss recognized in statement of income		—		34		—
Gain/loss recognized in foreign currency translation reserve		—		—		(95)
Gain/loss recognized in other comprehensive income		24		—		—
Finance expense recognized in statement of income		—		—		(138)
Balance as on March 31, 2016	₹	4,907	₹	558	₹	(2,251)
Additions		620		—		—
Payouts		—		—		140
Gain/loss recognized in statement of income		—		(132)		1,544
Gain/loss recognized in foreign currency translation reserve		(41)		—		198
Gain/loss recognized in other comprehensive income		(183)		—		—
Finance expense recognized in statement of income		—		—		30
Closing balance as on March 31, 2017	₹	5,303	₹	426	₹	(339)

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Movement by	Increase (₹)	Decrease (₹)
Unquoted equity investments	Discounted cash flow model	Long term growth rate	0.5%	55	(51)
		Discount rate	0.5%	(93)	101
	Market multiple approach	Revenue multiple	0.5x	179	(186)
Derivative assets	Option pricing model	Volatility of comparable companies	2.5%	31	(31)
		Time to liquidation event	1 year	60	(69)
Contingent consideration	Probability weighted method	Estimated revenue achievement	5%	56	(56)
		Estimated earnings achievement	1%	—	—

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at
	March 31, 2016		March 31, 2017
Balance at the beginning of the period	₹	11,249	₹	16,116

Translation difference related to foreign operations, net		5,680		(3,285)
Change in effective portion of hedges of net investment in foreign operations		(813)		276

Total change during the period	₹	4,867	₹	(3,009)

Balance at the end of the period	₹	16,116	₹	13,107

16.	Income taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017

Income tax expense as per the statement of income	₹	6,648	₹	6,742	₹	25,366	₹	25,213
Income tax included in other comprehensive income on:
Unrealized gain on investment securities		206		68		159		594
Gain / (loss) on cash flow hedging derivatives		49		665		(260)		962
Defined benefit plan actuarial gains / (losses)		(11)		17		(224)		43

Total income taxes	₹	6,892	₹	7,492	₹	25,041	₹	26,812

Income tax expense consists of the following:

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017
Current taxes
Domestic	₹	5,324	₹	6,359	₹	20,221	₹	21,089
Foreign		1,669		1,937		5,536		5,412

	₹	6,993	₹	8,296	₹	25,757	₹	26,501

Deferred taxes
Domestic	₹	(249)	₹	(228)	₹	(506)	₹	(63)
Foreign		(96)		(1,326)		115		(1,225)

	₹	(345)	₹	(1,554)	₹	(391)	₹	(1,288)

Total income tax expense	₹	6,648	₹	6,742	₹	25,366	₹	25,213

Income tax expense is net of reversal of provisions/ (provision recorded) pertaining to earlier periods, amounting to ₹ 397 and (₹ 336) for the three months ended March 31, 2016 and 2017 respectively and ₹ 1,337 and ₹ 593 for the year ended March 31, 2016 and 2017 respectively.

17.	Revenues

	Three months ended March 31,				Year ended Mach 31,
	2016		2017		2016		2017

Rendering of services	₹	126,271	₹	132,403	₹	481,369	₹	522,061
Sale of products		10,053		7,472		31,071		28,341

Total revenues	₹	136,324	₹	139,875	₹	512,440	₹	550,402

18.	Expenses by nature

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017
Employee compensation	₹	63,748	₹	68,747	₹	245,534	₹	268,081
Sub-contracting/technical fees		19,918		21,244		67,769		82,747
Cost of hardware and software		9,466		7,101		30,096		27,216
Travel		5,405		4,492		23,507		20,147
Facility expenses		4,039		4,798		16,480		19,297
Depreciation, amortization and impairment (1)		4,304		8,181		14,965		23,107
Communication		1,004		1,402		4,825		5,370
Legal and professional fees		1,360		1,319		4,214		4,957
Rates, taxes and insurance		550		578		2,526		2,261
Marketing expenses		631		764		2,292		2,936
Provision for doubtful debts		776		89		2,004		2,427
Miscellaneous expenses		1,421		1,159		5,235		5,836

Total cost of revenues, selling and marketing and general and administrative expenses	₹	112,622	₹	119,874	₹	419,447	₹	464,382

(1)	Includes impairment charge on certain intangible assets recognised on acquisitions, amounting to ₹ 2,851 and ₹ 3,056 for the three months and year ended March 31, 2017 respectively. (Nil for the three months and year ended March 31, 2016)

19.	Other operating income

During the quarter ended March 31, 2017, the Company has concluded the sale of the EcoEnergy division for a consideration of ₹ 4,670. Net gain from the sale, amounting to ₹ 4,082 has been recorded as other operating income.

20.	Finance expense

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017
Interest expense	₹	409	₹	580	₹	1,410	₹	1,916
Exchange fluctuation on foreign currency borrowings, net		875		473		4,172		3,267

Total	₹	1,284	₹	1,053	₹	5,582	₹	5,183

21.	Finance and other income

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017

Interest income	₹	5,122	₹	4,186	₹	20,568	₹	17,307
Dividend income		1		116		66		311
Unrealized gains/losses on financial instruments measured at fair value through profit or loss		93		(775)		375		556
Gain on sale of investments		494		2,109		2,646		3,486

Total	₹	5,710	₹	5,636	₹	23,655	₹	21,660

22.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017

Profit attributable to equity holders of the Company	₹	22,380	₹	22,611	₹	89,075	₹	84,895
Weighted average number of equity shares outstanding		2,457,344,850		2,417,784,033		2,456,559,400		2,428,540,505
Basic earnings per share	₹	9.11	₹	9.35	₹	36.26	₹	34.96

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017

Profit attributable to equity holders of the Company	₹	22,380	₹	22,611	₹	89,075	₹	84,895
Weighted average number of equity shares outstanding		2,457,344,850		2,417,784,033		2,456,559,400		2,428,540,505
Effect of dilutive equivalent share options		5,393,183		7,063,072		5,130,508		7,133,064

Weighted average number of equity shares for diluted earnings per share		2,462,738,033		2,424,847,105		2,461,689,908		2,435,673,569

Basic earnings per share	₹	9.09	₹	9.32	₹	36.18	₹	34.85

23.	Employee benefits

a)	Employee costs include:

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017

Salaries and bonus	₹	61,561	₹	66,370	₹	237,949	₹	259,270
Employee benefit plans
Gratuity		229		248		922		1,046
Contribution to provident and other funds		1,573		1,659		5,129		6,023
Share based compensation		385		470		1,534		1,742

	₹	63,748	₹	68,747	₹	245,534	₹	268,081

b)	The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended March 31,				Year ended March 31,
	2016		2017		2016		2017

Cost of revenues	₹	53,779	₹	58,642	₹	207,747	₹	226,595
Selling and marketing expenses		6,143		6,014		23,663		26,051
General and administrative expenses		3,826		4,091		14,124		15,435

	₹	63,748	₹	68,747	₹	245,534	₹	268,081

The Company has granted Nil and 2,398,000 options under Restricted Stock Unit (“RSU”) option plan during the three months and year ended March 31, 2017 respectively (20,000 and 2,870,400 for the three months and year ended March 31, 2016) and Nil and 2,379,500 options under American Depository Shares (“ADS”) option plan during the three months and year ended March 31, 2017 respectively (Nil and 1,697,700 for the three months and year ended March 31, 2016).

24.	Commitments and contingencies

Capital commitments: As at March 31, 2016 and 2017, the Company had committed to spend approximately ₹ 10,734 and ₹ 12,238 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2016 and 2017, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 25,218 and ₹ 22,023 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012 in March 2016 with a proposed demand of ₹ 4,241 (including interest of ₹ 1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013 the Company received the draft assessment order in December 2016 with a proposed demand of ₹ 4,118 (including interest of ₹ 1,278), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an objection before the DRP within the prescribed timelines.

Considering the facts and nature of disallowance and the order of the appellate authority / Hon’ble High Court of Karnataka upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 2,585 and ₹ 2,654 as of March 31, 2017 and 2016. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

25.	Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, The Company realigned its industry verticals. The Communication Service Provider business unit was regrouped from the former Global Media and Telecom (GMT) industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former Retail, Consumer, Transport and Government (RCTG) industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical.

The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended March 31, 2016 is as follows:

	IT Services								IT	Reconciling	Company
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total	Products	Items	total

Revenue	32,552	16,905	20,970	17,917	29,747	9,877	—	127,968	9,603	(154)	137,417
Other operating income								—	—	—	—

Segment Result	6,931	3,067	3,664	3,408	6,125	1,679	—	24,874	(325)	(59)	24,490
Unallocated								305	—	—	305
Segment Result
Total								25,179	(325)	(59)	24,795

Finance expense											(1,284)
Finance and other income											5,710
Profit before tax											29,221
Income tax expense											(6,648)
Profit for the period											22,573

Depreciation, amortization and impairment											4,304

Information on reportable segment for the three months ended March 31, 2017 is as follows:

	IT Services								IT	Reconciling	Company
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total	Products	Items	total

Revenue	34,911	20,456	21,204	17,515	30,657	9,278	—	134,021	6,613	(14)	140,620
Other operating income								4,082	—	—	4,082

Segment Result	5,153	(11)	3,719	4,097	5,969	1,449	—	20,376	(428)	(13)	19,935
Unallocated								811	—	—	811
Segment Result
Total								25,269	(428)	(13)	24,828

Finance expense											(1,053)
Finance and other income											5,636
Profit before tax											29,411
Income tax expense											(6,742)
Profit for the period											22,669

Depreciation, amortization and impairment											8,181

Information on reportable segment for the year ended March 31, 2016 is as follows:

	IT Services								IT	Reconciling	Company
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total	Products	Items	total

Revenue	128,147	58,358	79,514	70,866	113,422	37,009	—	487,316	29,722	(731)	516,307
Other operating income								—	—	—	—

Segment Result	27,902	12,009	13,590	13,475	24,223	5,990	—	97,189	(1,007)	(386)	95,796
Unallocated								1,064	—	—	1,064
Segment Result
Total								98,253	(1,007)	(386)	96,860

Finance expense											(5,582)
Finance and other income											23,655
Profit before tax											114,933
Income tax expense											(25,366)
Profit for the period											89,567

Depreciation, amortization and impairment											14,965

Information on reportable segment for the year ended March 31, 2017 is as follows:

	IT Services								IT	Reconciling	Company
	BFSI	HLS	CBU	ENU	MNT	COMM	Others	Total	Products	Items	total

Revenue	135,967	82,242	83,417	68,883	119,175	38,756	—	528,440	25,922	(183)	554,179
Other operating income								4,082	—	—	4,082

Segment Result	24,939	9,479	14,493	14,421	23,453	6,149	—	92,934	(1,680)	(506)	90,748
Unallocated								(951)	—	—	(951)
Segment Result
Total								96,065	(1,680)	(506)	93,879

Finance expense											(5,183)
Finance and other income											21,660
Profit before tax											110,356
Income tax expense											(25,213)
Profit for the period											85,143

Depreciation, amortization and impairment											23,107

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended March 31				Year ended March 31
	2016		2017		2016		2017

India	₹	13,869	₹	11,000	₹	51,371	₹	46,555
Americas		67,909		73,888		258,615		290,719
Europe		34,473		34,929		126,417		133,909
Rest of the world		21,166		20,803		79,904		82,996

	₹	137,417	₹	140,620	₹	516,307	₹	554,179

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the year ended March 31, 2016 and 2017.

Notes:

a)	Effective April 1, 2016, CODM’s review of the segment results is measured after including the amortization and impairment charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items till the year ended March 31, 2016. Comparative information has been restated to give effect to the same.

b)	“Reconciling items” includes dividend income/ gains/ losses relating to strategic investments, elimination of inter-segment transactions and other corporate activities.

c)	Segment result represents operating profits of the segments and dividend income relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

h)	Segment result of HLS industry vertical is after considering the impact of impairment charge recorded on certain intangible assets recognised on acquisitions. Also refer note 6.

i)	Net gain from sale of EcoEnergy division is included as part of IT Services segment result.

26.	List of subsidiaries as of March 31, 2017 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, Inc.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions LLC	USA
	Infocrossing, Inc.		USA
	Wipro Insurance Solutions LLC		USA
	Wipro Data Centre and Cloud Services, Inc.		USA
	Wipro IT Services, Inc.		USA
		HPH Holdings Corp. (A)	USA
		Appirio, Inc. (A)	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A)	Austria
		Wipro Digital Aps (A)	Denmark
		Wipro Europe Limited	U.K.
		Wipro Financial Services UK	U.K.
Limited (formerly Wipro Promax Analytics Solutions (Europe) Limited
Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Qatar
	Wipro Technologies S.A DE C.V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary		Hungary
Korlátolt Felelõsségû Társaság
		Wipro Holdings Investment Korlátolt Felelõsségû Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited		Saudi Arabia
	Wipro Poland Sp. Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd.		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Services Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T.	Costa Rica
Sociedad Anonima
		Wipro Outsourcing Services	Ireland
(Ireland) Limited
		Wipro Technologies Norway AS	Norway
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro Australia Pty Limited		Australia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh(A)	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Airport IT Services Limited*			India
Appirio India Cloud Solutions Private Limited			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited Co and 74% of the equity securities of Wipro Airport IT Services Limited
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technology Austria GmbH, Wipro Europe Limited, Wipro Portugal S.A, Wipro Digital Aps, Cellent Gmbh, HPH Holdings Corp. and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technology Austria GmbH				Austria
	Wipro Technologies Austria GmbH			Austria
	New Logic Technologies SARL			France
Wipro Europe Limited				U.K.
	Wipro UK Limited			U.K.
Wipro Portugal S.A.				Portugal
	Wipro Retail UK Limited			U.K.
	Wipro do Brasil Technologia Ltda			Brazil
	Wipro Technologies Gmbh			Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd			Brazil
Wipro Digital Aps				Denmark
	Designit A/S			Denmark
		Designit Denmark A/S		Denmark
		Designit MunchenGmbH		Germany
		Designit Oslo A/S		Norway
		Designit Sweden AB		Sweden
		Designit T.L.V Ltd.		Israel
		Designit Tokyo Ltd.		Japan
		Denextep Spain Digital, S.L		Spain
			Designit Colombia S A S	Colombia
			Designit Peru S.A.C.	Peru
Cellent GmbH				Austria
	Frontworx Informationstechnologie Gmbh			Austria
HPH Holdings Corp.				USA
	Healthplan Services Insurance Agency, Inc.			USA
	Healthplan Services, Inc.			USA
Appirio, Inc.				USA
	Appirio K.K.			Japan
	Topcoder, Inc.			USA
	Appirio Ltd			Ireland
		Appirio GmbH		Germany
		Appirio Ltd (UK)		UK
		Saaspoint, Inc.		USA
	Appirio Pvt Ltd			Singapore
	KI Management Inc.			USA

27.	Bank balances

Details of balances with banks as of March 31, 2017 are as follows:

Bank Name	In Current Account	In Deposit Account	Total
Citi Bank	16,969	710	17,679
ICICI Bank	9	7,591	7,600
Indus Ind Bank	—	6,700	6,700
HSBC	4,082	1,658	5,740
Kotak Mahindra Bank	13	3,000	3,013
Wells Fargo Bank	2,305	—	2,305
ANZ Bank	39	2,192	2,231
Silicon Valley Bank	1,122	—	1,122
Yes Bank	72	1,000	1,072
Saudi British Bank	21	951	972
Axis Bank	56	702	758
HDFC Bank	389	—	389
Standard Chartered Bank	288	—	288
Indian Overseas Bank	—	246	246
Commerz bank	221	—	221
Deutsche Bank	199	—	199
Uni Credit bank	173	—	173
Banamex	—	138	138
Kreissparkasse Böblingen	127	—	127
Bank Of Tokyo	108	—	108
Others including cash cheques on hand and Fund in transit	1,615	14	1,629

Total	27,808	24,902	52,710

27.	Buyback of equity shares

During the quarter ended September 30, 2016, the Company has concluded the buyback of 40 million equity shares as approved by the Board of Directors on April 20, 2016. This has resulted in a total cash outflow of ₹ 25,000. In line with the requirement of the Companies Act 2013, an amount of ₹ 14,254 and ₹ 10,666 has been utilized from the share premium account and retained earnings respectively. Further, capital redemption reserves of ₹ 80 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buy back, share capital has been reduced by ₹ 80.

28.	Event after the reporting period

The Board of Directors in their meeting held on April 25, 2017 approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:1, i.e. 1 (One) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity share held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share.

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Chairman	Director	Chief Executive Officer
Firm’s Registration No: 101248W W- 100022	& Managing Director		& Executive Director

Jamil Khatri	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 102527

Mumbai	Bangalore
April 25, 2017	April 25, 2017